UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [x]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Complinet Group Limited

(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England
(Jurisdiction of Subject Company's Incorporation or Organization)

Ironman 2 Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares of £0.01 each
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Brooke Ablon
Fidelity Private Equity
82 Devonshire Street, Mailzone E27A
Boston, Massachusetts 02109
Tel. 617-392-2082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

(a) The Recommended Offer by Ironman 2 Limited for Complinet Group Limited is attached as Exhibit 1 to this Form CB:

(b) Not applicable.

Item 2. Informational Legends

Included in document attached as Exhibit 2 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Attached hereto as Exhibit 2

PART III - CONSENT TO SERVICE OF PROCESS

Ironman 2 Limited has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on March 17, 2008.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ironman 2 Limited
By: [signature]
Name: Brooke Ablon
Title: Partner
Date: March 14, 2008

EXHIBIT 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Recommended Offer
by
Ironman 2 Limited
for
Complinet Group Limited

WEIL, GOTSHAL & MANGES

One South Place London EC2M 2WG
Tel: +44 (0) 20 7903 1000 Fax: +44 (0) 20 7903 0990

www.weil.com

TABLE OF CONTENTS

Page

Part I

Letter from the Chairman of Complinet Group Limited

Registered office: Vintners Place
68 Upper Thames Street
London
EC4V 3BJ

Registered in England and Wales with registered number: 3883553

Directors:

Alan Yarrow
Stephen Harper
Christopher Pilling
Nicholas Roberts
Michael Tansey
Alex Viall
Nigel Widdowson
Martin Young

15 March 2008

TO: All Complinet Shareholders

1 Introduction

During 2007 your Board, following consultation with the Company's financial advisers, resolved to initiate an auction process to enable interested parties to submit bids for the Company and/or investment proposals. This auction process has continued throughout the winter months.

Agreement has now been reached on the terms of the sale of the Company to Ironman 2 Limited ("**Ironman 2**"). Ironman 2 is offering to acquire all the issued share capital of Complinet (the "**Offer**").

Complinet Shareholders holding 289,473 Complinet Shares, representing approximately 85.42 per cent. of Complinet's issued share capital, have irrevocably undertaken to accept the Offer (see paragraph 5 of this Part I below).

Ironman 2, through Ironman 1 Limited ("**Ironman 1**"), its direct parent, is principally financed by Devonshire Equity Partners II-B L.P. a Bermudian registered limited partnership trading as Fidelity Equity Partners ("**Fidelity**").

The Offer values the existing issued share capital of the Company at £49,630,731.68.

The transaction has been structured to maximise deal certainty and deliverability whilst at the same time providing maximum flexibility for Complinet Shareholders to take account of the nature of their investment in Complinet and their individual circumstances.

2 The Offer

The Offer is set out in the letter from Ironman 2 in Part II of this document. Further terms and details of the Offer are set out in Appendix I to this document and in the accompanying Form of Acceptance.

The Offer, which is subject to the conditions and further terms set out or referred to in this document and the Form of Acceptance, is being made by Ironman 2 to holders of all of the issued Complinet Shares. Under the basic terms of the Offer, the Complinet Shareholders will receive Cash Units and Rollover Units as detailed below.

The cash element of the consideration for each Complinet Share comprises an initial amount of £37.1566 per Complinet Share and three conditional deferred annual payments linked to invoiced sales and cash EBITDA margins of Complinet. The initial cash component of the consideration will be satisfied in cash or, at your election, in loan notes. The deferred cash component of the consideration will be satisfied in loan notes or, at your election, cash.

Further details of the deferred cash component of the consideration, the related targets and the loan notes receivable in lieu of cash are contained at paragraphs 3 to 6 (both inclusive) of Part B of Appendix I to this document.

In addition to the Cash Units, the Complinet Shareholders will each receive 46.7645 Rollover Units per Complinet Share, further details of which are set out in Appendix II.

As an alternative to receiving this mix of Cash Units and Rollover Units, Complinet Shareholders will be entitled to request, under the Mix and Match Election, to receive more Cash Units as a payment for each of their Complinet Shares in lieu of Rollover Units to which they would otherwise be entitled. Complinet Shareholders will also be entitled to elect, under the Mix and Match Election, for additional Rollover Units as a payment for each of their Complinet Shares in lieu of Cash Units to which they would otherwise be entitled. The Mix and Match Election is described more fully in paragraph 3 of the letter from Ironman 2 set out in Part II of this document.

3 Procedure for accepting the Offer

If you wish to accept the Offer please read all of this document carefully, together with the instructions on the enclosed Form of Acceptance, and return the Form of Acceptance duly completed, signed and witnessed, together with the certificate(s) for your Complinet Shares by post or by hand (during normal business hours only) to the Company as soon as possible, but in any event so as to be received not later than 3.00 p.m. London time on 31 March 2008.

The full procedure for acceptance of the Offer is set out in paragraph 11 of the letter from Ironman 2 in Part II of this document and in the Form of Acceptance.

4 General

Your attention is drawn to the further information contained in the letter from Ironman 2 set out in Part II to this document, to Appendices I to VI and to the Form of Acceptance.

If you have any questions relating to the Offer or the Mix and Match Election, then please contact Nigel Widdowson on telephone number 0870 042 6400 in the first instance or, if calling from outside the UK, +44 870 042 6400.

5 Recommendation of Directors

The Directors of Complinet unanimously recommend that Shareholders accept the Offer. The Directors make no recommendation on the form of consideration that Shareholders should choose to receive, as this will depend on the individual requirements and circumstances of each Complinet Shareholder.

Irrevocable undertakings to accept the Offer have been received from those Directors who hold Complinet Shares (and from their connected persons) in respect of their entire beneficial holdings comprising in aggregate 289,473 Complinet Shares, representing approximately 85.42 per cent. of the issued share capital of Complinet.

Yours faithfully

For and on behalf of the Directors
Christopher Pilling

Notice to U.S. Holders This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in privately negotiated purchases.

Part II

Letter from Ironman 2 Limited

Directors:

Sebastian McKinlay
Stephen Findlay

Registered office: c/o Weil Gotshal & Manges
One South Place
London EC2M 2WG

Registered in England and Wales with registered number: 6525061

15 March 2008

TO: All Complinet Shareholders

1 Introduction

As explained in the accompanying letter from the chief executive officer of Complinet, Ironman 2 Limited ("**Ironman 2**") has reached agreement with the Board on the terms of the sale of the Company.

Ironman 2 is a newly-incorporated company, registered in England and Wales, which has been formed for the purposes of making the offer. It is wholly owned by Ironman 1 Limited ("**Ironman 1**") which, in turn is owned and financed by Devonshire Equity Partners II-B L.P., a Bermudian registered limited partnership (the "**New Investor**") trading as Fidelity Equity Partners ("**Fidelity**").

The transaction is to be effected by the sale of all of the issued share capital of the Company to Ironman 2. Accordingly, Ironman 2 is making an offer to all Complinet Shareholders to acquire their Complinet Shares.

The Offer values the existing issued share capital of the Company at £49,630,731.68.

This document and the Form of Acceptance contain the formal terms and conditions of the Offer for your Complinet Shares.

The Board, following consultation with the Company's financial advisers, resolved to initiate an auction process to enable interested parties to submit bids for the Company and/or investment proposals. This auction process continued throughout the winter months. Following an auction process, agreement has now been reached on the terms of the sale of the Company to Ironman 2.

2 The Offer

Ironman 2 hereby offers to acquire, subject to the conditions and further terms set out or referred to in this document and in the Form of Acceptance, all of the Complinet Shares. The consideration payable for each Complinet Share is:

(a) one cash unit (each a "**Cash Unit**") per Complinet Share comprising:

(i) an initial cash amount of £37.1566 per Complinet Share (the "**Initial Cash Payment**"); and

(ii) the 2008 Earn Out Payment, the 2009 Earn Out Payment and the 2010 Earn Out Payment (in each case to the extent payable) (the "**Deferred Cash Payments**" and each a "**Deferred Cash Payment**") to be satisfied by the issue of Ironman 2 Deferred Consideration Loan Notes; and

(b) 46.7645 Rollover Units per Complinet Share. Each Rollover Unit will comprise one Ironman 2 Flip-up Loan Note and one Ironman 2 Loan Note. Each Complinet Shareholder who is entitled to receive Ironman 2 Flip-up Loan Notes may elect, in the Form of Acceptance, to transfer each such loan note to Ironman 1 in consideration of Ironman 1 issuing to each Complinet Shareholder one Ironman 1 B Ordinary Share, such that the relevant Complinet Shareholder will ultimately become a holder of Ironman 1 B Ordinary Shares.

As alternatives Complinet Shareholders are entitled to request:

- to receive fewer Cash Units for their Complinet Shares in exchange for more Rollover Units to which they would otherwise be entitled under the Mix and Match Election. Complinet Shareholders are also entitled to request, under the Mix and Match Election, for fewer Rollover Units and more Cash Units to which they would otherwise be entitled. The Mix and Match Election is described more fully in paragraph 3 below and paragraph 2 of Part B of Appendix I to this document;

- Ironman 2 Rollover Loan Notes in exchange for part or all of their entitlement to the Initial Cash Payment to which they would otherwise be entitled. The terms of the Ironman 2 Rollover Loan Notes and method of electing to receive such loan notes instead of any Initial Cash Payment which would otherwise be due to them is set out in paragraph 11.4 below; and

- a cash payment in respect of Deferred Cash Payments in exchange for the Ironman 2 Deferred Consideration Loan Notes to which they would otherwise be entitled.

The Deferred Cash Payment element of each Cash Unit will be payable to the Complinet Shareholders in respect of each Complinet Share as determined in accordance with paragraph 6 of Part B of Appendix I to this document.

This Offer assumes that there has been no extraction of cash or other value by any of the holders of the Complinet Shares between 30 September 2007 and the First Closing Date and, to the extent that any such cash or value extraction has occurred in such period, the relevant holder of Complinet Shares will be required to pay to Ironman 2 an amount equal to the amount of cash or value as extracted. This is set out in detail in paragraph 7 of Part B of Appendix I of this document.

The Complinet Shares to be acquired pursuant to the Offer will be acquired fully-paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party interests and together with all rights attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after today's date.

The Offer will remain open for acceptances until 3.00 p.m. London time on the First Closing Date. Thereafter, the Offer shall close unless the Squeeze-Out Provisions (as defined in paragraph 6 below) are operated (in which case the Offer will remain open for acceptances until further notice).

The Offer is irrevocable, save that if the Offer has not become unconditional by 3.00 p.m. London time on 4 April 2008 it will automatically lapse.

3 Mix and Match Election

Under the Mix and Match Election, Complinet Shareholders may elect to vary the proportions of Rollover Units and Cash Units they receive in respect of their holdings of Complinet Shares.

Complinet Shareholders are recommended to consider carefully, in the light of their own investment objectives and having taken independent advice appropriate to their own financial circumstances, whether they wish to elect for a higher proportion of cash in the form of Cash Units or of equity in the form of Rollover Units.

Complinet Shareholders may request under the terms of the Offer to vary the proportions in which they receive Cash Units and Rollover Units in respect of their holdings of Complinet Shares on the following basis:

For each Cash Unit	**18.573 Rollover Units**

Accordingly, whilst the Mix and Match Election remains open, Complinet Shareholders have three options under the Offer in relation to each Complinet Share which they hold:

- to take the basic entitlement of one Cash Unit and 46.7645 Rollover Units; or
- to elect for more Cash Units and fewer Rollover Units; or
- to elect for more Rollover Units and fewer Cash Units.

The aggregate maximum number of Rollover Units and aggregate maximum number of Cash Units to be made available under the Offer will not be varied as a result of the Mix and Match Election. Ironman 2's ability to satisfy elections for additional Rollover Units will depend, amongst other things, on countervailing elections for Cash Units being made by other Complinet Shareholders and vice versa. As a result, Complinet Shareholders will not necessarily know the exact number of Rollover Units and/or amount of Cash Units they are entitled to receive until settlement of the consideration payable under the Offer. If the Offer otherwise remains open for acceptances after the Mix and Match Election closes, accepting Complinet Shareholders after that date will be entitled to receive only the basic entitlement of one Cash Unit and 46.7645 Rollover Units per Complinet Share.

Under the terms of the Mix and Match Election, the Cash Units and Rollover Units will be allocated as follows:

(a) any Complinet Shareholder who submits a valid Form of Acceptance without making an election under the Mix and Match Election will receive the basic entitlement of one Cash Unit and 46.7645 Rollover Units for each Complinet Share in respect of which he accepts the Offer; and

(b) any Complinet Shareholder who submits a valid Form of Acceptance and elects to receive more than his basic entitlement of Rollover Units or Cash Units will receive the number of Rollover Units or Cash Units, as the case may be, elected on the Form of Acceptance subject to the overall availability of the Rollover Units and Cash Units referred to above. If all elections for Rollover Units in aggregate exceed the Rollover Units available to meet such elections, or if all elections for Cash Units in aggregate exceed the Cash Units available to meet such elections, such elections will be satisfied for each Complinet Shareholder pro rata to their Complinet Shareholding.

The Mix and Match Election will not affect the entitlements of those Complinet Shareholders who do not make an election under the Mix and Match Election.

4 Acceptance Condition

The Offer is conditional on the satisfaction or waiver by Ironman 2 of the Acceptance Condition, being the receipt by Ironman 2 of acceptances of the Offer in relation to Complinet Shares amounting to: (a) not less than 90 per cent. in value of the Complinet Shares; and (b) not less than 90 per cent. of the voting rights carried by the Complinet Shares. If the Acceptance Condition has not been satisfied or waived on or before 3.00 p.m. London time on 4 April 2008 (the "**Lapse Date**") the offer will lapse. If the Acceptance Condition is satisfied or waived on or before the Lapse Date, the First Closing Date will be 3.00 p.m. London time on 4 April 2008.

5 Warranty Deed

The Senior Management have today entered into a warranty deed (the "**Warranty Deed**") pursuant to which they have made certain warranty statements to Ironman 2 in relation to the Complinet Group and its business. Under the terms of the Offer, every Complinet Shareholder can do likewise and adhere to the Warranty Deed by completing Box 9 of the Form of Acceptance. However, there is no requirement to adhere to the Warranty Deed and adherence is not a condition of the sale of your Complinet Shares. **Complinet Shareholders should note that, if they adhere to the Warranty Deed, they will become legally liable for any successful warranty claim made thereunder. Accordingly, any Shareholder considering adhering to the Warranty Deed should take independent legal advice before so doing.**

A summary of the Warranty Deed is set out in paragraph 5 of Appendix III.

6 Compulsory Acquisition

If, on or prior to the First Closing Date, acceptances have not been received in respect of all the Complinet Shares but the Acceptance Condition has been satisfied entitling

Ironman 2 to compulsorily acquire the remaining Complinet Shares, it is intended that the remaining Complinet Shares will be acquired compulsorily by Ironman 2 by operating the compulsory purchase provisions of sections 974 to 982 of the Companies Act 2006 (the "**Squeeze-Out Provision**").

7 Irrevocable Undertakings

Ironman 2 has received irrevocable undertakings from shareholders, including each member of Senior Management to accept the Offer in respect of their entire holding of Complinet Shares, being an aggregate of 289,473 Complinet Shares, representing 85,42 per cent of Complinet's issued share capital.

8 Information on Ironman 2, Ironman 1 and Fidelity

Ironman 2 is a newly formed private company established for the purposes of making the Offer. Ironman 1 is a newly formed private company which has been established for the purpose of holding the entire issued share capital of Ironman 2. The Ironman Group has not traded or entered into any material obligation other than in connection with the Offer and its financing. The entire issued share capital of Ironman 1 is owned beneficially by Devonshire Equity Partners II-B L.P., a Bermudian registered limited partnership, trading as Fidelity Equity Partners.

Following the Offer becoming or being declared unconditional in all respects, the shareholders of Ironman 1 will be Devonshire Equity Partners II-B L.P., the Senior Management, and those Complinet Shareholders who receive Rollover Units and elect to exchange Ironman 2 Flip-up Loan Notes for Ironman 1 B Ordinary Shares.

It is intended that 5 per cent. of the fully diluted share capital of Ironman 1 will remain unissued as part of an EMI Option Scheme or otherwise until such time as required for further distribution to or for the benefit of new and existing employees of the Complinet Group.

It is the intention of the Ironman Group to continue to develop the business of Complinet world-wide. Further information on the Ironman Group is contained in Appendix III.

Fidelity Equity Partners is an international private equity firm focused on helping high-growth, midsized, information-based and systems-driven companies fully exploit their competitive advantage.

Fidelity Equity Partners typically invests in companies valued between US$50 million to US$150 million (£25 million - £75 million, €40 million - €120 million) and growing organically at more than 10% per year.

9 Financing of the Offer

Pursuant to the Ironman Investment Agreement, and subject to the Offer becoming wholly unconditional, the New Investor has agreed to subscribe up to £18,500,000 in cash for 34 per cent. of the share capital and 50 per cent. of the loan capital of the Ironman Group at Completion. This will partly be used to satisfy the Initial Cash Payment element of the Offer, being a maximum of approximately £12,591,225.64. The balance will be used to repay debt, pay fees and expenses relating to the Offer, to provide working capital for the enlarged Ironman Group and, to the extent necessary, to satisfy, in part, the Deferred Cash Payments.

Further information on the Ironman Investment Agreement is set out in Appendix III to this document.

10 Complinet's management

Currently, the board of directors of each Ironman Group company comprises two non-executive directors who are both Fidelity representatives, being Sebastian McKinlay and Stephen Findlay. On or around the First Closing Date, Christopher Pilling and Nigel Widdowson will also join the board of Ironman 1 as executive directors, and Mike Tansey, Alan Yarrow and Martin Young as non-executive directors.

11 Procedure for accepting the Offer

This section should be read together with the notes on the Form of Acceptance and Part C of Appendix I of this document.

11.1 To accept the Offer

To accept the Offer you must return the Form of Acceptance duly signed and completed. You must complete Boxes 1 and 7 and, if applicable, Box 8 and you must sign and date Box 6 of the Form of Acceptance in the presence of a witness who should also sign in accordance with the instructions printed thereon.

11.2 To make an election under the Mix and Match Election

To make an election under the Mix and Match Election, you must first accept the Offer in accordance with the instructions set out in paragraph 11.1 above. Having done so, you must then complete Boxes 2A and/or 2B.

Under the Offer, you have three options in relation to **each** Complinet Share which you hold:

- to take the basic entitlement of one Cash Unit and 46.7645 of Rollover Units; or
- to elect for more in Cash Units and fewer Rollover Units; or
- to elect to receive more Rollover Units and fewer Cash Units.

If you wish to accept the basic entitlement in respect of all of the Complinet Shares in respect of which you wish to accept the Offer, then you should <u>not</u> complete either Box 2A or 2B. If you wish to elect for anything other than the basic entitlement under the Offer in respect of any of your Complinet Shares, you should complete Boxes 2A and/or 2B in accordance with the instructions set out on pages 2 and 4 of the Form of Acceptance.

You should note that, if you do not make an election under the Mix and Match Election, then you will receive one Cash Unit and 46.7645 Rollover Units in respect of each Complinet Share in respect of which you accept the Offer.

11.3 To make an election to exchange Ironman 2 Flip-up Loan Notes for Ironman 1 B Ordinary Shares

To make an election to exchange Ironman 2 Flip-up Loan Notes for Ironman 1 B Ordinary Shares (the "**Share Election**"), you must first accept the Offer in accordance with the instructions set out in paragraph 11.1 above. Having done so, you must then complete Box 3.

Under the Offer, you have two options in relation to the Ironman 2 Flip-up Loan Note component of each Rollover Unit you accept under the Offer:

- to take the Ironman 2 Flip-up Loan Notes; or
- to elect to transfer all of your Ironman 2 Flip-up Loan Notes to Ironman 1 in exchange for Ironman 1 B Ordinary Shares;

If you wish to retain the Ironman 2 Flip-up Loan Notes in respect of all Rollover Units you accept under the Offer, then you should not complete Box 3. If you wish to elect for all the Ironman 2 Flip-up Loan Notes in respect of all Rollover Units you accept under the Offer to be exchanged for Ironman 1 B Ordinary Shares, you should complete Box 3 in accordance with the instructions set out on pages 2 and 4 of the Form of Acceptance. You cannot elect for some only of your Ironman 1 Flip-up Loan Notes to be exchanged for Ironman 1 B Ordinary Shares.

11.4 To make an election for Ironman 2 Rollover Loan Notes

To make an election for Ironman 2 Rollover Loan Notes (an "**Initial Cash Payment Election**"), you must first accept the Offer in accordance with the instructions set out in paragraph 11.1 above. Having done so, you must then complete Boxes 4A and 4B.

Under the Offer, you have three options in relation to **each** Initial Cash Payment component of each Cash Unit you accept under the Offer:

- to take the Initial Cash Payment in cash; or
- to elect to take all the Initial Cash Payment in Ironman 2 Rollover Loan Notes; or
- to elect to take the Initial Cash Payment in a combination of cash and Ironman 2 Rollover Loan Notes.

If you wish to accept the Initial Cash Payment entirely in cash in respect of all Cash Units you accept to receive under the Offer, then you should not complete Box 4. If you wish to elect for anything other than the Initial Cash Payment entirely in cash in respect of all Cash Units you accept to receive under the Offer, you should complete Box 4 in accordance with the instructions set out on pages 2 and 4 of the Form of Acceptance.

The mechanism described in this paragraph is the "**Initial Cash Payment Election Facility**".

11.5 To make an election for cash payments of the Deferred Cash Payment in lieu of Ironman 2 Deferred Consideration Loan Notes

To make an election for cash in lieu of the Ironman 2 Deferred Consideration Loan Notes (a "**Deferred Cash Payment Election**"), you must first accept the Offer in accordance with the instructions set out in paragraph 11.1 above. Having done so, you must then complete Box 5.

Under the Offer, you have three options in relation to **each** Deferred Cash Payment component of each Cash Unit you accept under the Offer:

- to take the Deferred Cash Payment in Ironman 2 Deferred Consideration Loan Notes; or
- to elect to take all the Deferred Cash Payments in cash; or
- to elect to take the Deferred Cash Payment in a combination of cash and Ironman 2 Deferred Consideration Loan Notes.

If you wish to accept the Deferred Cash Payment entirely in Ironman 2 Deferred Consideration Loan Notes you accept to receive under the Offer, then you should not complete Box 5. If you wish to elect for anything other than the Deferred Cash Payment entirely in Ironman 2 Deferred Consideration Loan Notes in respect of all Cash Units you accept to receive under the Offer, you should complete Box 5 in accordance with the instructions set out on pages 2 and 4 of the Form of Acceptance.

The mechanism described in this paragraph is the "**Deferred Cash Payment Election Facility**".

11.6 Return of Form(s) of Acceptance

To accept the Offer, the Form of Acceptance must be completed and returned. The completed and signed Form of Acceptance, accompanied by the share certificate(s) for your Complinet Shares and/or other document(s) of title should be sent by post or (during normal business hours) by hand to the Company, as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. London time on 31 March 2008. No acknowledgement of receipt of documents will be given. The instructions printed on the Form of Acceptance will be deemed to form part of the terms of the Offer.

11.7 Share certificates not readily available or lost

If your Complinet Shares certificate(s) is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated above so as to be received by the Company by no later than 3.00 p.m. London time on 31 March 2008 together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other documents of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of documents will be given. In the case of loss, you should write as soon as possible to the Company for a letter of indemnity for the lost share certificate(s) and/or other document(s) of title. When completed in accordance with the instructions given, these should be returned to the Company as set out above.

11.8 Validity of acceptances

Without prejudice to Part B of Appendix I of this document, Ironman 2 reserves the right to treat as valid any acceptance of the Offer which is not entirely in order or the relevant share certificate(s) and/or other document(s) of title. In that event, no consideration will be paid until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Ironman 2 have been received by the Company.

11.9 General

If you have any questions as to how to complete the Form of Acceptance, please contact Nigel Widdowson of the Company, telephone number 0870 042 6400, or if calling from outside the UK, +44 870 042 6400.

12 Settlement

Settlement of the consideration to which any Complinet Shareholder is entitled under the Offer will be effected within 3 Business Days after the First Closing Date (or, in respect of acceptances of the Offer received after that time, within 5 Business Days after the date of such receipt), as follows:

12.1 Cash Units

Initial Cash Payments

Payment of the cash element of Initial Cash Payments will be made by cheque (despatched by first class post) or, at the option of Ironman 2, by electronic funds transfer (and subject always to Complinet Shareholders completing Box 9 of the Form of Acceptance). Ironman 2 shall be entitled to pay the aggregate cash element of Initial Cash Payments by electronic transfer (net of any electronic transfer costs), in pounds sterling, to the BLP Client Account to be distributed amongst the Complinet Shareholders according to their elections for such Initial Cash Payment. The payment by Ironman 2 of such amount to the BLP Client Account shall be an absolute discharge to Ironman 2 of its obligations to pay the cash element of the Initial Cash Payments hereunder and Ironman 2 shall not be concerned to see the application of any such amount thereafter.

Ironman 2 Rollover Loan Notes

If any Complinet Shareholder has elected to receive Ironman 2 Rollover Loan Notes, certificates for the Ironman 2 Rollover Loan Notes will be dispatched by first class post or overseas mail to the relevant Complinet Shareholders.

Deferred Cash Payments

In addition, a definitive certificate representing an entitlement to the Deferred Cash Payments (to the extent payable) will be dispatched by first class post or overseas mail to the relevant Complinet Shareholders.

Any Deferred Cash Payment (to the extent payable) will be satisfied by the issue (at the time of payment) of Ironman 2 Deferred Consideration Loan Notes unless a Complinet Shareholder has elected to receive such Deferred Cash Payment in cash, in which case such payment will be made in cash in accordance with paragraph 5 of Part B of Appendix I.

12.2 Rollover Units

In relation to the Rollover Units, definitive certificates for the Ironman 2 Loan Notes and Ironman 2 Flip-up Loan Notes will be dispatched by first class post or overseas mail, save where any Complinet Shareholder who has elected to transfer Ironman 2 Flip-up Loan Notes to Ironman 1 in return for the issue of Ironman 1 B Ordinary Shares, definitive certificates for such Ironman 1 B Ordinary Shares will be so dispatched to such Complinet Shareholders instead of the certificates for the Ironman 2 Flip-up Loan Notes so transferred.

13 Further information

Your attention is drawn to the further information relating to the Offer contained in the Appendices to this document and in the accompanying Form of Acceptance.

14 Action to be taken

To accept the Offer, the Form of Acceptance must be completed and returned to the Company. Forms of Acceptance should be returned as soon as possible and, in any event, so as to be received by post or (during normal business hours) by hand to the Company no later than 3.00 p.m. (London time) on 31 March 2008.

Yours faithfully

For and on behalf of
Ironman 2 Limited

Appendix I Conditions and Further Terms of the Offer

Part A : Condition

The Offer will be subject to the receipt by Ironman 2 of unconditional acceptances of the Offer in relation to Complinet Shares amounting to:

(a) not less than 90 per cent. in value of the Complinet Shares; and

(b) not less than 90 per cent. of the voting rights carried by the Complinet Shares.

Ironman 2 reserves the right to waive the condition in the previous paragraph in whole or in part, for the purposes of the Offer.

Part B : Further terms of the Offer

The following further terms will, except where the context otherwise requires, apply to the Offer.

Unless the context otherwise requires, in this Appendix I and the Form of Acceptance, reference to:

(A) the "**Offer**" means the Offer and any revision, variation, renewal thereof or extension thereto;

(B) the "**Offer Document**" means this document and any other document containing details of the Offer including for the avoidance of doubt any press releases issued by the Company, Ironman 1 or Ironman 2 relating to the Offer; and

(C) "**Complinet Shareholders**" means holders of Complinet Shares and includes reference to the person or persons executing a Form of Acceptance and, if more than one person executes a Form of Acceptance, the provisions of this Part B and Part C of Appendix I shall apply to them jointly and to each of them. References to the masculine gender shall include the feminine and the neuter genders.

The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated in the Form of Acceptance.

1 Acceptance period

The Offer will remain open for acceptances until the First Closing Date. On the First Closing Date, the Offer will close (and Complinet Shares which are the subject of valid acceptances of the Offer at such date will be deemed sold) if, at such time, Ironman 2 has received valid acceptances under the Offer in respect of (or has otherwise acquired) all the Complinet Shares. If, however, the Acceptance Condition has been satisfied but Ironman 2 has not received valid acceptances under the Offer in respect of (or has not otherwise acquired) all the Complinet Shares on the First Closing Date, it is envisaged that Ironman 2 will operate the Squeeze-Out Provisions, in which circumstances the Offer will remain open until further notice.

2 The Mix and Match Election

2.1 Elections under the Mix and Match Election will only be accepted in respect of whole numbers of Complinet Shares.

2.2 The available Cash Units and Rollover Units will be allocated in accordance with paragraphs 2.3 to 2.10 inclusive among Complinet Shareholders who make a valid election under the Mix and Match Election. Elections made by Complinet Shareholders under the Mix and Match Election will not affect the entitlement of Complinet Shareholders who do not make any such election in accordance with the terms of the Offer.

2.3 The aggregate number of Cash Units and Rollover Units which may be issued to Complinet Shareholders will not be increased as a result of elections made pursuant to the Mix and Match Election. The aggregate number of Cash Units available under the Mix and Match Election will equal the Available Cash Units and the aggregate number of Rollover Units available under the Mix and Match Election will equal the Available Rollover Units.

For the purposes of this paragraph 2.3:

(a) **"Available Rollover Units"** means the number of Rollover Units calculated using the following formula:

$$A \times \frac{(B - C)}{D}$$

where:

A = 15,847,036.4727, being the total number of Rollover Units which are available to Ironman 2 to issue to Complinet Shareholders pursuant to this Offer assuming that all of the Complinet Shareholders accept the Offer;

B = the total number of Complinet Shares in respect of which valid acceptances of the Offer have been received at the First Closing Date;

C = the total number of Complinet Shares in respect of which valid acceptances of the Offer have been received at the First Closing Date <u>but</u> in respect of which <u>no</u> Mix and Match Election has been made by the accepting Complinet Shareholder; and

D = the total number of Complinet Shares as at the date of this Offer.

(b) **"Available Cash Units"** means the number of Cash Units calculated using the following formula:

$$W \times \frac{(X - Y)}{Z}$$

where:

W = 338,869.1549, being the total number of Cash Units which are available to Ironman 2 to issue to Complinet Shareholders pursuant to this Offer assuming that all of the Complinet Shareholders accept the Offer;

X = the total number of Complinet Shares in respect of which valid acceptances of the Offer have been received at the First Closing Date;

Y = the total number of Complinet Shares in respect of which valid acceptances of the Offer have been received at the First Closing Date <u>but</u> in respect of which <u>no</u> Mix and Match Election has been made by the accepting Complinet Shareholder; and

Z = the total number of Complinet Shares as at the date of this Offer.

2.4 Valid elections under the Mix and Match Election for Cash Units made by Complinet Shareholders in lieu of their basic entitlement to Rollover Units under the Offer (each such election a "**Cash Election**") will be satisfied in full only where, having taken account of the provisions of this paragraph 2, sufficient Cash Units are available as a result of other Complinet Shareholders validly having made sufficient elections under the Mix and Match Election for Rollover Units in lieu of their basic entitlement to Cash Units under the Offer (each such election a "**Rollover Election**"), thereby making available such Cash Units to which the Complinet Shareholders who have made Rollover Elections would otherwise have been entitled under the Offer.

2.5 Valid Rollover Elections made by Complinet Shareholders in lieu of their basic entitlement to Cash Units under the Offer will be satisfied in full only where, having taken account of the provisions of this paragraph 2, sufficient Rollover Units are available as a result of other Complinet Shareholders validly having made sufficient Cash Elections, thereby making available such Rollover Units to which the Complinet Shareholders who have made Cash Elections would otherwise have been entitled under the Offer.

2.6 For each Complinet Share in respect of which the holder accepts the Offer but makes no valid Cash Election or Rollover Election, the holder of that share shall be entitled to have issued to him one Cash Unit and 46.7645 Rollover Units.

2.7 Valid Cash Elections and Rollover Elections shall be satisfied as follows:

2.7.1 each Complinet Shareholder who has made a Cash Election will be entitled, subject to the other terms of this paragraph 2, to have issued to him one Cash Unit for each Complinet Share in respect of which the Complinet Shareholder has made a Cash Election. If the number of Cash Units available is insufficient to satisfy in full all such Cash Elections, then such Cash Elections will be satisfied for all electing Complinet Shareholders pro rata to their Complinet Shareholding and the balance of the consideration due to Complinet Shareholders who have made such unsatisfied Cash Elections will be satisfied in Rollover Units on the basis of 18.573 Rollover Unit for each Cash Unit which would otherwise have been issued to the Complinet Shareholder but for such adjustment; and

2.7.2 each Complinet Shareholder who has made a Rollover Election will be entitled, subject to the other terms of this paragraph 2, to have issued to him 46.7645 Rollover Units for each Complinet Share in respect of which the Complinet Shareholder has made a Rollover Election. If the number of Rollover Units available is insufficient to satisfy in full all such Rollover Elections, then such Rollover Elections will be satisfied for each electing

Complinet Shareholder pro rata to their Complinet Shareholding and the balance of the consideration due to Complinet Shareholders who have made such unsatisfied Rollover Elections will be satisfied in Cash Units on the basis of 0.0538 Cash Units for one Rollover Unit which would otherwise have been paid to the Complinet Shareholder but for such adjustment.

2.8 No valid election made under the Mix and Match Election shall be revocable. A holder of Complinet Shares may make a Cash Election in respect of some of his Complinet Shares and a Rollover Election in respect of others.

2.9 The Mix and Match Election will lapse if the Offer lapses or expires. The Mix and Match Election will be closed automatically on the First Closing Date without prior notice. If the Mix and Match Election has been closed, Ironman 2 reserves the right to reintroduce a mix and match facility.

2.10 No election under the Mix and Match Election will be valid unless a validly completed Form of Acceptance in respect of such election is duly received by the time and date on which the Mix and Match Election closes.

2.11 If any Form of Acceptance which includes an election under the Mix and Match Election is either received after the time and date upon which the Mix and Match Election closes or is received before such time and date but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the Complinet Shareholder purporting to make such election shall be treated as not having made the election but such acceptance, if otherwise valid, shall be deemed to be an acceptance of the Offer in respect of the number of Complinet Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance.

2.12 If the Mix and Match Election remains open for any period or periods, or a mix and match facility is reintroduced for any period or periods, after the date referred to in paragraph 2.9, Ironman 2 shall be entitled, at its absolute discretion, to treat elections received (or validated or completed) during such period or periods as forming a separate pool or pools for the purposes of determining the Cash Units and Rollover Units available to meet such elections on whatever basis Ironman 2 may determine. In addition, Ironman 2 shall be entitled to make available a mix and match facility in respect of any Complinet Shares which are acquired by Ironman 2, or are required to be acquired by Ironman 2, pursuant to sections 974 to 982 of the Companies Act 2006 on such terms as, in its absolute discretion, it deems fit.

3 **Ironman 2 Rollover Loan Note Alternative To Initial Cash Payment**

3.1 To the extent that any Complinet Shareholder is due to receive an Initial Cash Payment pursuant to the basic entitlement or the Mix and Match Election, that Complinet Shareholder may elect in the Form of Acceptance to make an Initial Cash Payment Election. If no Initial Cash Payment Election is made, the Initial Cash Payment will be satisfied in cash.

3.2 Initial Cash Payment Elections will only be satisfied in whole numbers of Ironman 2 Rollover Loan Notes. No valid election for Ironman 2 Rollover Loan Notes shall be revocable.

3.3 The Initial Cash Payment Election Facility will lapse if the Offer lapses or expires. The Initial Cash Payment Election Facility will be closed automatically on First Closing Date without prior notice. If the Initial Cash Payment Election Facility has been closed, Ironman 2 reserves the right to reintroduce an Initial Cash Payment Election Facility.

3.4 No election under the Initial Cash Payment Election Facility will be valid unless a validly completed Form of Acceptance in respect of such election is duly received by the time and date on which the Initial Cash Payment Election Facility closes.

3.5 If any Form of Acceptance which includes an election under the Initial Cash Payment Election Facility is either received after the time and date upon which the Initial Cash Payment Election Facility closes or is received before such time and date but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the Complinet Shareholder purporting to make such election shall be treated as not having made the election but such acceptance, if otherwise valid, shall be deemed to be an acceptance of the Offer in respect of the number of Complinet Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance.

3.6 Ironman 2 shall be entitled to make available the Initial Cash Payment Election Facility in respect of any Complinet Shares which are acquired by Ironman 2, or are required to be acquired by Ironman 2, pursuant to sections 974 to 982 of the Companies Act 2006 on such terms as, in its absolute discretion, it deems fit.

4 Ironman 2 Cash Alternative to Ironman 2 Deferred Consideration Loan Notes

4.1 To the extent that any Complinet Shareholder is due to receive Deferred Cash Payments pursuant to the basic entitlement or the Mix and Match Election, that Complinet Shareholder may elect in the Form of Acceptance to make a Deferred Cash Payment Election. If no Deferred Cash Payment Election is made, the Deferred Cash Payment will be satisfied in Ironman 2 Deferred Consideration Loan Notes.

4.2 No valid election for cash payment instead of Ironman 2 Deferred Consideration Loan Notes shall be revocable.

4.3 The Deferred Cash Payment Election Facility will lapse if the Offer lapses or expires. The Deferred Cash Payment Election Facility will be closed automatically on the First Closing Date without prior notice. If the Deferred Cash Payment Election Facility has been closed, Ironman 2 reserves the right to reintroduce a Deferred Cash Payment Election Facility.

4.4 No election under the Deferred Cash Payment Election Facility will be valid unless a validly completed Form of Acceptance in respect of such election is duly received by the time and date on which the Deferred Cash Payment Election Facility closes.

4.5 If any Form of Acceptance which includes an election under the Deferred Cash Payment Election Facility is either received after the time and date upon which the Deferred Cash Payment Election Facility closes or is received before such time and date but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the Complinet Shareholder purporting to make such election shall be treated as not having made the election but such acceptance, if otherwise valid, shall be deemed to be an acceptance of the Offer in respect of the number of Complinet Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance.

4.6 Ironman 2 shall be entitled to make available the Deferred Cash Payment Election Facility in respect of any Complinet Shares which are acquired by Ironman 2, or are required to be acquired by Ironman 2, pursuant to sections 974 to 982 of the Companies Act 2006 on such terms as, in its absolute discretion, it deems fit.

5 Ironman 2 Flip-up Loan Notes

5.1 To the extent that any Complinet Shareholder receives Rollover Units, each such Rollover Unit shall comprise one Ironman 2 Flip-up Loan Note and one Ironman 2 Loan Note.

5.2 The terms and conditions of the Ironman 2 Loan Notes and the Ironman 2 Flip-up Loan Notes are set out in Part A of Appendix II.

5.3 A Complinet Shareholder who receives Ironman 2 Flip-up Loan Notes may make a Share Election in respect of such Ironman 2 Flip-up Loan Notes, requiring Ironman 1 Limited to exchange each Ironman 2 Flip-up Loan Note for one Ironman 1 B Ordinary Share and Ironman 1 shall consequently be obliged to enter the Complinet Shareholder into the register of allotments and the register members of Ironman 1.

6 Deferred Cash Payments

6.1 To the extent that any Complinet Shareholder transfers Complinet Shares for Cash Units, the Deferred Cash Payments shall be payable to such Complinet Shareholders in respect of each of their Complinet Shares sold for Cash Units on the dates set out in column 5 below and subject to Complinet achieving the following Invoiced Sales and Cash EBITDA Margin targets:

1. Amount of payment	2. 12 month period to which Invoiced Sales relates ("Target Period")	3. Amount of Invoiced Sales target	4. Target Cash EBITDA Margin	5. Date of Payment
2008 Earn Out Payment				
£13.166 per Complinet Share	to 31 March 2008 or, if not attained to 31 March 2009	£20,500,000 or, if not attained by 31 March 2008 £23,500,000 by 31 March 2009	No target applicable	Within 3 Business Days of the agreement or determination of the Deferred Payment Accounts for the financial year ending 31 March 2008, or if not attained, the financial year ending 31 March 2009
2009 Earn Out Payment				
An amount up to £19.749 per Complinet Share determined on a straight line basis by reference to the amount by which Invoiced Sales in the Target Period exceeds £23,500,000 with the maximum amount payable if Invoiced Sales in the Target Period is £30,000,000 or more.	to 31 March 2009	£23,500,000 to £30,000,000 or more	20% aggregate	Within 3 Business Days of the agreement or determination of the Deferred Payment Accounts for the financial year ending 31 March 2009
2010 Earn Out Payment				
An amount up to £32.914 per Complinet Share determined on a straight line basis by reference to the amount by which Invoiced Sales in the Target Period exceeds £30,000,000 with the maximum amount payable if Invoiced Sales in the Target Period is	to 31 March 2010	£30,000,000 to £40,000,000 or more	20%	Within 3 Business Days of the agreement or determination of the Deferred Payment Accounts for the financial year ending 31 March 2010

1. Amount of payment	2. 12 month period to which Invoiced Sales relates ("Target Period")	3. Amount of Invoiced Sales target	4. Target Cash EBITDA Margin	5. Date of Payment
£40,000,000 or more.				

6.2 For the purposes of this Offer, the relevant amount of Invoiced Sales and the Cash EBITDA Margin of Complinet will be determined as set out below:

Within 10 Business Days of the receipt by Ironman 2 of the Audited Accounts in respect of the financial years ending 31 March 2008, 31 March 2009 and 31 March 2010 respectively (each a "Receipt Date"), Ironman 2 will procure that the management of Complinet shall prepare a draft of the consolidated accounts of the Complinet Group in respect of the financial years ending 31 March 2008, 31 March 2009 and 31 March 2010, as the case may be, which will be based on the Audited Accounts subject to any adjustments required pursuant to paragraph 5.8 below, together with a draft statement of each of the Invoiced Sales and Cash EBITDA Margin in the forms set out as the pro forma statements in Parts A and B respectively of Appendix V (together the "**Draft Deferred Payment Accounts**").

6.3 Once prepared, and no later than 15 Business Days after the relevant Receipt Date, the Draft Deferred Payment Accounts shall be delivered by Ironman 2 to the Complinet Shareholders' Representative.

6.4 No later than 10 Business Days after the receipt by the Complinet Shareholders' Representative of the Draft Deferred Payment Accounts, Complinet Shareholders' Representative shall notify Ironman 2 in writing whether or not it accepts the Draft Deferred Payment Accounts.

6.5 If the Complinet Shareholders' Representative notifies the Purchaser in accordance with paragraph 5.4 that it does not accept the Draft Deferred Payment Accounts:

6.5.1 the Complinet Shareholders' Representative shall set out in such notice its reasons for such non-acceptance and specify the adjustments, with supporting evidence, which it believes should be made to the Draft Deferred Payment Accounts (the "**Disputed Items**"); and

6.5.2 within 10 Business Days of receipt by Ironman 2 of such notice, Ironman 2 and the Complinet Shareholders' Representative shall use all reasonable endeavors to agree the Disputed Items.

6.6 If the Complinet Shareholders' Representative accepts the Draft Deferred Payment Accounts (either as originally submitted or after agreed adjustments) or if the Complinet Shareholders' Representative fails to notify Ironman 2 of its non-acceptance of the Draft Deferred Payment Accounts within the period referred to in paragraph 5.4, the Draft Deferred Payment Accounts (with any agreed adjustments) shall constitute the Deferred Payment Accounts, which shall be final and binding on Ironman 2 and the Complinet Shareholders.

6.7 If Ironman 2 and the Complinet Shareholders' Representative do not reach agreement within 10 Business Days of the Complinet Shareholders' Representative's notice of non–acceptance under paragraph 5.4, the Disputed Items may be referred on the application of either the Ironman 2 or the Complinet Shareholders' Representative to the Independent Accountants for determination and a statement of what adjustments (if any) are necessary to the Draft Deferred Payment Accounts in order for them to have been prepared in accordance with this Agreement, on the following terms:

6.7.1 the Independent Accountants shall act as an expert (and not as an arbitrator);

6.7.2 in so far as they are able, Ironman 2 and the Complinet Shareholders' Representative shall each provide the Independent Accountants with all information relating to each Complinet Group member which the Independent Accountants reasonably require;

6.7.3 the Independent Accountants' decision shall be made within 10 Business Days of the referral and shall, in the absence of fraud or manifest error, be final and binding on the parties; and

6.7.4 the Independent Accountants' costs shall be paid by Complinet or as the Independent Accountant otherwise determines.

6.8 The Deferred Payment Accounts shall be prepared in accordance with the following principals:

6.8.1 in accordance with UK GAAP;

6.8.2 on the same basis and in accordance with the accounting policies, principles and treatments adopted by or applied in the preparation of the Annual Accounts, to the extent that such accounting policies, principles and treatments are in accordance with UK GAAP; and

6.8.3 following, in any event, the principles set out in paragraph 6.9.

If any conflict arises between the application of the principles in paragraph 6.8.1, 6.8.2 and 6.8.3, the application of that in paragraph 6.8.3 shall take precedence over that in paragraphs 6.8.1 and 6.8.2. and the application of that in paragraph 6.8.2 shall take precedence over that in paragraph 6.8.1.

6.9 The principles referred to in paragraph 6.8.3 are as follows:

6.9.1 The following adjustments will be made in the preparation of the Deferred Payment Accounts:

(a) Invoiced Sales will replace "Revenue" as shown in the Annual Accounts.

(b) "Cost of Sales", "Distribution and selling costs" and "Administrative expenses" as shown in the Annual Accounts are to be reduced by costs wholly and exclusively incurred by a member of the Complinet Group in respect of:

(i) the issue of any shares in the capital of any member of the Complinet Group;

(ii) this Offer (not being costs attributable to the Complinet Shareholders or otherwise falling within the definition of Leakage);

(iii) the raising of loan finance by any member of the Complinet Group;

(iv) share based payments arising under FRS20 or any equivalent accounting standard;

(v) professional advice associated with merger and acquisition activity by any member of the Complinet Group, whether or not a transaction completes;

(vi) professional advice given directly to any member of the Complinet Group wholly and directly relating to the preparation of the Draft Deferred Payment Accounts; and

(vii) matters for which the board of Ironman I has given its consent to the Complinet Group incurring any such costs and such cost is agreed to be reduced by the board of Ironman I,

but, in each case, only to the extent that the same have been expensed in the current Relevant Accounting Period and are already included within "Cost of Sales", "Distribution and selling costs" or "Administrative expenses".

6.10 For the purposes of paragraph 6.9, the following words shall have the meanings given to them respectively:

"**Audited Accounts**" as the case may be, the consolidated audited balance sheet, as at the end of each Relevant Accounting Period of the Complinet Group and the consolidated audited profit and loss account of the Complinet Group for the Relevant Accounting Period;

"**EBITDA**" being earnings before interest, taxation, depreciation and amortization as extracted from the Groups consolidated financial statements. For the avoidance of doubt, per the attached accounts extract, this is calculated as:

	Turnover (A)	X
Less:	Cost of Sales (B)	(X)
Less:	Distribution and selling costs (C)	(X)
Less:	Administrative expenses (D)	(X)
Add:	Depreciation of owned tangible fixed assets (E)	X

Add:	Depreciation of tangible fixed assets held under finance leases (F)	X
Add:	Amortisation of fixed assets (G)	X
Equals:	EBITDA	X

"**Cash EBITDA**" being EBITDA prepared using the accounting principles as set out in paragraph 6.2 to 6.10 inclusive

"**Cash EBITDA Margin**" being a percentage, calculated as Cash EBITDA divided by Invoiced Sales;

"**Deferred Payment Accounts**" the consolidated balance sheet of the Group and the consolidated profit and loss account of the Group as at the end of and for the Relevant Accounting Periods respectively, prepared in accordance with this paragraph 6;

"**Independent Accountant**" an independent firm of internationally recognized chartered accountants as agreed by Ironman 2 and the Complinet Shareholders' Representative in writing or, in the absence of any agreement between Ironman 2 and the Complinet Shareholders' Representative within 5 Business Days of the end of the period referred to in paragraph 6.7, nominated on the application of either of Ironman 2 or the Complinet Shareholders' Representative, by the President from time to time of the Institute of Chartered Accountants in England and Wales or any successor body thereto;

"**Invoiced Sales**" the total of all invoices sent out by each member of the Complinet Group for services in the ordinary course and dated in the Relevant Accounting Period with respect to services supplied by a member of the Complinet Group over a 12 month period beginning no later than the last day of the Relevant Accounting Period and where the Board reasonably expects the invoice to be settled for an amount equal to, or not materially different to, that shown on the invoice and in accordance with usual payment terms. To the extent that an invoice relates to services for a period of more than 12 months, the amount billed on the face of the invoice shall be recorded as part of Invoiced Sales only to the extent that it is reduced to reflect the first 12 month period on a pro rated basis. For the avoidance of doubt, amounts relating to periods of less than 12 months will be recorded at the amount shown on the invoice; and

"**Relevant Accounting Period**" the financial period ending on 31 March 2008, 31 March 2009 or 31 March 2010 as the case may be.

6.11 By executing the Form of Acceptance each Complinet Shareholder irrevocably authorizes Ironman 2 to pay all Deferred Cash Payments (if any) in respect of which such Complinet Shareholder has elected to receive cash under the Deferred Cash Payment Election Facility to the BLP Client Account to be distributed to the Complinet Shareholders according to their holdings of Cash Units. The payment by Ironman 2 of such Deferred Cash Payments shall be an absolute discharge to Ironman 2 of its obligation to pay the relevant Deferred Cash Payment hereunder and Ironman 2 shall not be concerned to see the application of any such amount thereafter.

7 Adjustment to the Consideration

It is a term of the Offer that each Complinet Shareholder severally undertakes, in the Form of Acceptance, to pay to Ironman 2 on demand an amount equal to any Leakage received by or on behalf of that Complinet Shareholder or any of his Associates.

Any demand for payment under this Paragraph 7 must be received by the Complinet Shareholder who has received any Leakage within three months of the First Closing Date.

Any amount paid by a Complinet Shareholder pursuant to this Paragraph 7 shall be deemed to reduce the amount of the Consideration paid by Ironman 2 to the Complinet Shareholder.

8 General

8.1 If the Offer lapses for any reason, it shall cease to be capable of further acceptance and Ironman 2 and accepting Complinet Shareholders shall thereupon cease to be bound by any Forms of Acceptance that have been submitted. Share certificates and documents of title will be returned by post within fourteen days of the Offer lapsing, at the risk of the Complinet Shareholder concerned, to the person (or first-named person of joint holders) or agent whose name and address is set out in Box 7 of the Form of Acceptance or if none is set out, to the first-named holder at his registered address.

8.2 Settlement of the consideration to which any Complinet Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Ironman 2 may otherwise be, or claim to be, entitled as against him. The consideration will be posted or transferred, as the case may be within 3 Business Days following the First Closing Date. Any Initial Cash Payments will be settled by way of a cheque drawn on a UK clearing bank or, at the option of Ironman 2, by electronic funds transfer, subject to Complinet Shareholders correctly completing Box 10 of the Form of Acceptance.

8.3 The Offer is made on 15 March 2008 and is capable of acceptance from and after that time.

8.4 Copies of this document and Forms of Acceptance are available for collection from the Company at Vintners Place, 68 Upper Thames Street, London EC4V 3BJ from 17 March 2008. The Offer is being made by means of this document and by means of an advertisement appearing on 19 March 2008 in this London Gazette.

8.5 The Offer and all acceptances thereof and elections thereunder or pursuant thereto, this document and the Form of Acceptance, the Ironman 1 B Ordinary Shares, the Ironman 2 Loan Notes, the Ironman 2 Flip-up Loan Notes, the Ironman 2 Rollover Loan Notes, the Ironman 2 Deferred Consideration Loan Notes and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. No parties other than Ironman 2 or the Complinet Shareholders shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the

Offer. Execution by or on behalf of a Complinet Shareholder of a Form of Acceptance will constitute his irrevocable submission to the jurisdiction of the courts of England in relation to all matters arising in connection with the Offer.

8.6 Any omission or failure to despatch this document or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

8.7 All powers of attorney, appointments as agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Complinet Shareholder concerned and are irrevocable in accordance with Section 4 of the Power of Attorney Act 1971.

8.8 No acknowledgement of receipt of any Form of Acceptance, share certificate(s) and/or other document(s) of title will be given by or on behalf of Ironman 2.

8.9 Without prejudice to any other provision in this Part B of Appendix I, Ironman 2 reserves the right to treat acceptances of the Offer and/or elections pursuant thereto as valid even if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant documents of title or if received by or on behalf of them at any place or places or in any manner determined by them otherwise than as set out herein or in the Form of Acceptance. Unless Ironman 2 otherwise determines, acceptances of the Offer will only be valid if they are received complete in all respects and duly executed in accordance with the terms set out in paragraph 11 of the letter from Ironman 2.

8.10 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Complinet Shareholder will be delivered by or sent to or from him (or his designated agents) at his own risk.

8.11 All references in this Appendix I to any statute or statutory provisions shall include any statute or statutory provision that amends, consolidates or replaces the same (whether before or after the date hereof).

8.12 Complinet Shares acquired by Ironman 2 pursuant to the Offer will be acquired by Ironman 2 fully paid and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive in full all dividends and other distributions (if any) declared paid or made on or after the date of this document.

8.13 If sufficient acceptances are received and/or sufficient Complinet Shares are otherwise acquired, Ironman 2 intends to apply the Squeeze-Out Provisions to acquire compulsorily any outstanding Complinet Shares to which the Offer relates.

8.14 Times stated in this document shall be by reference to London time.

8.15 As at the date of this documents Ironman 2 warrants that:

8.15.1 it is a company in good standing, duly incorporated and organized and validly existing under the laws of England and Wales;

8.15.2 it has the power and authority required to enter into this document and any other document required to be entered into it pursuant to this document and perform fully its obligations under them in accordance with their terms;

8.15.3 neither the entry into this document nor the implementation of the transactions contemplated by them will result in:

(a) a violation or breach of any provision of its Articles of Association, Memorandum of Association or equivalent constitutional documents;

(b) a breach of, or give rise to a default under, any contract or other instrument to which it is a party or by which it is bound; or

(c) a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to it or any of its assets; and

it is neither:

(d) subject to any order, decree or judgment of any court, governmental agency regulatory authority which is still in force; nor

(e) a party to any litigation, arbitration or administrative proceedings which are in progress or threatened or pending by or against or concerning it or any of its assets; nor

(f) the subject of any governmental, regulatory or official investigation or enquiry which is in progress or threatened or pending.

8.16 The sale of all Complinet Shares which are the subject of valid acceptances of the Offer shall, subject to terms set out herein, take effect on the First Closing Date in respect of acceptances received on or prior to such time or, in respect of valid acceptances received thereafter while the Offer is open for acceptance, on receipt of such acceptance.

8.17 It is a term of the Offer that, unless otherwise agreed with Ironman 2, during the period commencing on the date of this Offer and ending on the First Closing Date:

8.17.1 each Complinet Group company shall carry on its business in all material respects:

(a) in the ordinary and usual course consistent with past practice and no Complinet Group company shall enter into any transaction in any way outside the ordinary course;

(b) in all material respects, in accordance with all applicable laws and regulations;

8.17.2 each Complinet Group company shall use its reasonable efforts to maintain and preserve the business organisation materially unchanged and to maintain the relations with material suppliers, material customers and others having material business dealings with the Complinet Group;

8.17.3 each Complinet Group company shall take all reasonable steps to preserve and protect the material assets and goodwill associated with the Complinet Group's business and its operations;

8.17.4 no share or loan capital of any Complinet Group company shall be (or shall be agreed to be) allotted, issued, redeemed or repurchased by any Complinet Group company (other than the issue of shares by Complinet to the Option Holders and or Warrant Holders pursuant to Options and/or the Warrants and no option over or other right to subscribe for any share capital (including profit participation rights) or other Security Interest over the share capital of any Complinet Group company shall be (or agreed to be) granted by any Complinet Group company;

8.17.5 other than customary retention of title restrictions with respect to goods delivered to any of the Complinet Group companies on supplier's credit, no Security Interest is created over the shares, revenues, or the assets of any Complinet Group company;

8.17.6 no Complinet Group company enters into, amends the terms of or terminates any contract: (i) which has a value or is likely to involve expenditure in excess of £150,000 per annum or £250,000 in the aggregate over its term; (ii) cannot be performed within its terms within 3 years after the date on which it is entered into; or (iii) cannot be terminated within 6 months without the payment of a penalty or other termination payment;

8.17.7 no Complinet Group company institutes or settles any litigation where that action is likely to result in a payment to or by a Complinet Group company of £100,000 or more (except for collection in the ordinary course of trading debts none of which exceeds £20,000);

8.17.8 no change shall be made to the Memorandum of Association or the Articles of Association of any Complinet Group company or to the rights attached to any of the Complinet Shares and no other shareholder's resolutions shall be passed by the Complinet Shareholders;

8.17.9 save as otherwise contractually agreed prior to the date hereof, no Complinet Group company shall acquire or dispose of or agree to acquire or dispose of any material asset;

8.17.10 no Complinet Group company shall enter into or agree to enter into any capital commitments which exceed £100,000 individually or £200,000 in aggregate;

8.17.11 no Complinet Group company shall enter into any partnership agreement, or joint venture;

8.17.12 there shall be no capitalisation or repayment of any amount standing to the credit of any reserve of any of the Complinet Group companies or the redemption or purchase of any shares or any shares or any other reorganisation of the share capital of any of the Complinet Group companies;

8.17.13 save as required by law or regulation, no Complinet Group company shall make any material change to the accounting procedures or principles by reference to which its accounts are drawn up;

8.17.14 no Complinet Group company shall borrow or loan or agree to borrow or loan any monies from or to any third party except in the ordinary course of business;

8.17.15 no Complinet Group company shall vary the terms of employment of any employee earning more than £90,000 per annum.

8.18 The terms of the Offer (including, without limitation, the circumstances in which Ironman 2 may elect to extend the Offer) may be revised or amended by Ironman 2 provided that any such revision or amendment:

8.18.1 represents no diminution in the value of the Offer as so revised compared with the consideration or terms previously offered; and

8.18.2 is approved by the Board of Complinet.

8.19 If an optionholder exercises his options once the Offer has been made, he will be issued shares in Complinet. These shares will be purchased by Ironman 2, either by way of a private treaty with such optionholder or by the compulsory purchase provision included in the articles of association of Complinet. Such exercise of options will dilute all Complinet Shareholders' holdings in Complinet and, consequently, any resulting shareholding of such Complinet Shareholders in the Ironman Group.

8.20 **Overseas shareholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position you should consult your professional adviser in the relevant territory.**

Part C: Form of Acceptance

The following further terms will, except where the context otherwise requires, apply to the Offer.

1 Each Complinet Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and received by the Company or by or on behalf of Ironman 2, irrevocably severally undertakes, represents, warrants and agrees to and with Ironman 2 and the Company (so as to bind him, his personal representatives, his heirs, successors and assigns) that:

1.1 the execution of the Form of Acceptance, whether or not any other Boxes are completed, shall constitute: (i) an acceptance of the Offer in respect of the number of Complinet Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; (ii) an undertaking to execute any further documents, take any further action and give any further assurances which may be required to enable the Ironman Group to obtain the full benefit of the terms of this Part C and/or to perfect any of the authorities expressed to be given hereunder; and (iii) a waiver of any rights of pre-emption or first refusal conferred on him by the Articles of Association of Complinet or otherwise;

1.2 if Box 1 of the Form of Acceptance is left blank or a number greater than such Complinet Shareholder's registered holdings appears in Box 1, or the Form of Acceptance is otherwise completed incorrectly, the execution of a Form of Acceptance shall constitute an acceptance by such Complinet Shareholder of the Offer in respect of the total number of Complinet Shares registered in his name;

1.3 if so indicated by completing Boxes 2A and/or 2B of the Form of Acceptance, such Complinet Shareholder elects for the Mix and Match Election;

1.4 if the number inserted or deemed to be inserted in Box 2A and/or Box 2B exceeds the number inserted or deemed to be inserted in Box 1, there shall be deemed to be inserted in Box 2A and/or Box 2B (as appropriate) the number inserted or deemed to be inserted in Box 1;

1.5 if, following the application of paragraph 1.4, the aggregate of the numbers inserted or deemed to be inserted in Box 2A and Box 2B exceeds the number inserted or deemed to be inserted in Box 1, then the number inserted or deemed to be inserted in Box 2A shall be deemed to be reduced such that the aggregate of the numbers inserted or deemed to be inserted in Box 2A and Box 2B equals the number inserted or deemed to be inserted in Box 1;

1.6 where a Complinet Shareholder has validly elected, by completing Box 3 of the Form of Acceptance, for the Share Election electing for the exchange of Ironman 2 Flip-up Loan Notes for the issue of Ironman 1 B Ordinary Shares, he agrees to hold such Ironman 1 B Ordinary Shares issued to him on, and subject to, the provisions of the Memorandum and Articles of Association of Ironman 1;

1.7 if so indicated by completing Box 3 of the Form of Acceptance, such Complinet Shareholder elects to oblige Ironman 1 to issue one Ironman 1 B Ordinary Share in exchange for each Ironman 2 Flip-up Loan Note;

1.8 if so indicated by completing Box 4 of the Form of Acceptance, such Complinet Shareholder elects for a percentage of the Initial Cash Payment equal to the percentage inserted in Box 4 to be received in Ironman 2 Rollover Loan Notes;

1.9 if the percentage figure inserted in Box 4 is greater than 100 per cent., 100 per cent. shall be deemed to be inserted in Box 4;

1.10 the percentage figure inserted in Box 4 shall, if necessary, be deemed to be rounded down such that it represents the nearest whole number of Ironman 2 Rollover Loan Notes;

1.11 if so indicated by completing Box 5A of the Form of Acceptance, such Complinet Shareholder elects for a percentage of the Deferred Cash Payments equal to the percentage inserted in Box 5A to be received in cash instead of Ironman 2 Deferred Consideration Loan Notes;

1.12 he agrees to hold the Ironman 2 Loan Notes, any Ironman 2 Rollover Loan Notes, any Ironman 2 Flip-up Loan Notes and any Ironman 2 Deferred Consideration Loan Notes issued to him subject to the terms of the loan note instrument constituting such loan notes;

1.13 such acceptance and election shall be irrevocable;

1.14 the Complinet Shares in respect of which the Offer is accepted or deemed to be accepted are sold fully paid with full title guarantee and free from all liens, charges, equitable interests, encumbrances, pre-emption rights or any other third party rights or interests of any nature whatsoever, and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after the date of this document;

1.15 the acceptor is the beneficial owner of the number of Complinet Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance or, if he is not, that he is irrevocably and unconditionally entitled to transfer such Complinet Shares and the entire beneficial interest therein will be acquired under the Offer with full title guarantee;

1.16 no Leakage has been received by or on behalf of him or his Associates;

1.17 to the extent an election is made under the Mix and Match Election if such accepting Complinet Shareholder is not resident in the United Kingdom, he has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities, and paid any issue, transfer or other taxes due from him, in connection with such acceptance, in any territory and he has not taken or omitted to take any action which will or may result in Ironman 2 or any other person acting in breach of the legal or regulatory requirements of any territory in connection with his election for Rollover Units;

1.18 the execution of the Form of Acceptance and such delivery constitutes on and from the First Closing Date separate irrevocable authorities and requests:

1.18.1 to Complinet or its agents to procure the registration of the transfer of the Complinet Shares referred to in sub-paragraph 1.1 above pursuant to the

Offer, and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Ironman 2 or as it may direct;

1.18.2 to Ironman 2 to procure the despatch by post of a cheque drawn on a branch of a UK clearing bank, or, at Ironman 2's option and subject to the Complinet Shareholder having correctly completed Box 10 of the Form of Acceptance an electronic transfer, in respect of any Initial Cash Payment and/or certificates and/or document(s) of title for any Rollover Units to which such Complinet Shareholder is entitled, pursuant to his acceptance of the Offer at the risk of such Complinet Shareholder, to the person or agent whose name and address is set out in Box 8 of the Form of Acceptance;

1.19 the execution of the Form of Acceptance will constitute from the First Closing Date an authority to Complinet from such Complinet Shareholder to send any notice, circular, warrant or other document or communication that may be required to be sent to him as a member of Complinet in respect of such Complinet Shares to Ironman 2 at its registered office, and the irrevocable appointment of any director of Ironman 2 or its agents as such Complinet Shareholder's agent or attorney to sign such document and do such things as may in the opinion of such attorney and/or agent be necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Complinet Shares held by such Complinet Shareholder (including, without limitation, signing any consent to short notice of a general meeting or separate class meeting) as his attorney and on his behalf and/or executing a form of proxy in respect of such Complinet Shares, appointing any person nominated by Ironman 2 to attend general meetings and separate class meetings of Complinet, and attending any such meeting and exercising the votes attaching to such Complinet Shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer) and will also constitute the agreement of such Complinet Shareholder not to exercise any of such rights without the consent of Ironman 2 and the irrevocable undertaking of such Complinet Shareholder not to appoint a proxy for or to attend any such general meeting or separate class meeting. This authority will cease to be valid if the Offer lapses;

1.20 Ironman 1 or its agents shall be entitled to procure that the names of such Complinet Shareholder(s) who elect(s) for the Mix and Match Election are entered on the share register of Ironman 1 in respect of any Ironman 1 B Ordinary Shares and the loan note register of Ironman 2 in respect of any Ironman 2 Loan Notes to which such Complinet Shareholder(s) may become entitled under the Offer, subject to the Memorandum and Articles of Association of Ironman 1 and the Ironman 2 Loan Note Instrument for the Ironman 1 B Ordinary Shares and Ironman Loan Notes respectively;

1.21 he will deliver or procure delivery to the Company at Vintners Place, 68 Upper Thames Street, London EC4V 3BJ of his share certificate(s) and/or other document(s) of title in respect of all Complinet Shares acquired pursuant to the Offer in respect of which the Offer has been accepted or is deemed to have been accepted held by him or an indemnity acceptable to Ironman 2 in lieu thereof as soon as possible;

1.22 if any provisions of Part B or this Part C of Appendix I shall be unenforceable or invalid or shall not operate so as to afford Ironman 2 and/or the Company and/or their respective agents the benefit of the powers of attorney and authorities expressed to be given therein or herein, he shall, with all practicable speed, do all such acts and things and execute all such documents that may be required or desirable to enable Ironman 2 or any of its respective directors or agents to secure the full benefit of such authorities and powers of attorney;

1.23 the terms and conditions of the Offer contained in this document are deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

1.24 on execution, the Form of Acceptance shall take effect as a deed;

1.25 the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of Ironman 2 or the Company to bring any action, suit or proceeding arising out of or in connection with the Offer or in any other manner permitted by law or in any court of competent jurisdiction;

1.26 if he accepts the Offer he does so on the basis of the information set out in this document;

1.27 if he accepts the Offer, he will do all such acts and things as shall, in the opinion of Ironman 2 or its agents, be necessary or expedient to vest in the Ironman Group or its nominee(s) or such other person as Ironman 2 may decide the Complinet Shares in respect of which the Offer has been accepted or is deemed to have been accepted and all such acts and things as may be necessary or expedient to enable the Company to perform its function for the purposes of the Offer;

1.28 he agrees to ratify each and every act or thing which may be done or affected by Ironman 2 or the Company or any of their respective directors or agents or Complinet or any of its directors or agents, as the case may be, in exercise of any of the powers and/or appointments and/or authorities conferred by or referred to in this Appendix I and to indemnify each such person from any loss arising therefrom;

1.29 the execution and delivery of the Form of Acceptance constitutes the irrevocable separate appointment of Martin Young (or such other person which the holders of the Ironman Ordinary B Shares may elect from time to time) as the Complinet Shareholder's Representative who may authorise the making of any request, election, proposal or consent expressed to be made on behalf of Complinet Shareholders to Ironman 2. Service of any notice or other communication to the Complinet Shareholders' Representative shall be deemed to constitute valid service thereof on each of the Complinet Shareholders;

1.30 on and from the First Closing Date, he shall, or shall authorise the Complinet Shareholders' Representative to, enter into (as agent or attorney) an election pursuant to section 431 of the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**"), jointly with his employing company in the Ironman Group in respect of any securities acquired in connection with the Offer which are "**restricted securities**" as defined in Chapter 2 of Part 2 of ITEPA and he agrees to indemnify his employing company (if relevant) for any amounts which his employing company is liable to account to HM Revenue & Customs under PAYE in respect of income tax and/or employees' national insurance contributions in relation to any securities acquired in respect of the Offer;

2 References in this Part C to a Complinet Shareholder shall include references to the person or persons executing the Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them. References to the masculine gender shall include the feminine and neuter genders. All instructions, warranties, undertakings, representatives and consents given by a Complinet Shareholder in this Part C shall be given severally.

3 Berwin Leighton Paisner LLP are irrevocably authorized to receive into the BLP Client Account all amounts expressed to be payable to that Complinet Shareholder in cash, being the Initial Cash Payment and the Deferred Cash Payments and the payment by Ironman 2 of each such amount shall be an absolute discharge to Ironman 2 of its obligations to make any such payment and Ironman 2 shall not be concerned to see the application of any such amount thereafter.

Appendix II Particulars of the Rollover Units and Cash Units

The Directors of Complinet, who are unanimously recommending that shareholders accept the Offer, are making no recommendation in respect of the Mix and Match Election.

A Rollover Unit comprises an entitlement to receive one Ironman 2 Loan Note and one Ironman 2 Flip-up Loan Note. Complinet Shareholders may elect that each Ironman 2 Flip-up Loan Note will be exchanged for one Ironman 1 B Ordinary Share. In order to understand this mechanism and the rights attaching to such loan notes and shares, it is necessary to understand the differing rights attaching to each of the loan notes issued by Ironman 2 and to each class of shares in the capital of Ironman 1. The authorised share capital of Ironman 1 comprises three classes of shares: Ironman 1 A Ordinary Shares; Ironman 1 B Ordinary Shares; and Ironman 1 C Ordinary Shares. The principal rights attaching to each component part of a Rollover Unit, being ultimately one Ironman 1 B Ordinary Share and one Ironman 2 Loan Note, are summarised below.

A. Ironman 2 Loan Notes, Ironman 2 Flip-up Loan Notes, Ironman 2 Rollover Loan Notes and Ironman 2 Deferred Consideration Loan Notes

Ironman 2 Loan Notes

The Ironman 2 Loan Notes will be redeemable by Ironman 2 on the seventh anniversary of the date of issue or, if earlier, on a Loan Note Sale or Listing. The Ironman 2 Loan Notes will not carry any coupon, will not be backed by a guarantee, will be unsecured and will be subordinated to any external third party bank debt that the Complinet Group incurs.

Complinet Shareholders will automatically receive one Ironman 2 Loan Note for every Rollover Unit received in part consideration for his Complinet Shares.

Ironman 2 Flip-up Loan Notes

The Ironman 2 Flip-up Loan Notes will be redeemable on the twentieth anniversary of the date of issue or, if earlier, on a Loan Note Sale or Listing. The Ironman 2 Flip-up Loan Notes will not carry any coupon, will be unsecured, will not be backed by a guarantee, will rank pari passu with the Ironman 2 Loan Notes but will be subordinated to any external third party bank debt that the Complinet Group incurs.

Complinet Shareholders will elect, by completing Box 3 of the Form of Acceptance, that each Ironman 2 Flip-up Loan Note he is issued with will automatically be exchanged by Ironman 1 for one B Ordinary Share of £1 issued by Ironman 1.

Ironman 2 Rollover Loan Notes and Ironman 2 Deferred Consideration Loan Notes

The Ironman 2 Rollover Loan Notes and the Ironman 2 Deferred Consideration Loan Notes will be redeemable by Ironman 2 on the second anniversary of the date of issue or, if earlier, on a Sale or Listing. Each Ironman 2 Rollover Loan Note holder/Ironman 2 Deferred Consideration Loan Note holder may require Ironman 2 to redeem all but not some of the Ironman 2 Rollover Loan Notes/ Ironman 2 Deferred Consideration Loan Notes (as the case may be) held by him, on giving 30 days' notice to Ironman 2, such notice to expire after 6, 12 or 18 months from the date of issue. The Ironman 2 Rollover Loan Notes and the Ironman 2 Deferred Consideration Loan Notes will be cash collateralised, accruing interest equal to the interest accrued by the cash collateral. They will not be backed by a guarantee, will be unsecured but will not be subordinated to any external third party bank debt that the Complinet Group incurs. Monies equivalent to the principal amount will be paid to Berwin Leighton Paisner LLP to hold on trust for the loan note holders.

Complinet Shareholders accepting the Offer may elect:

(a) by completing Box 4 of the Form of Acceptance, to receive Ironman 2 Rollover Loan Notes instead of part or all of the Initial Cash Payment; and

(b) by completing Box 5 of the Form of Acceptance, to receive cash in respect of the Deferred Cash Payments instead of Ironman 2 Deferred Consideration Loan Notes.

B. Ironman 1 A Ordinary Shares, Ironman 1 B Ordinary Shares and Ironman 1 C Ordinary Shares

An entitlement of one Rollover Unit ultimately will give the owner the right to receive one Ironman 1 B Ordinary Share in the capital of Ironman 1.

1 Ranking

Ironman 1 A Ordinary Shares and Ironman 1 B Ordinary Shares rank equally, as if they constituted one class of shares. Ironman 1 A Ordinary Shares and Ironman 1 B Ordinary Shares rank equally but in priority on a return of capital to the Ironman 1 C Ordinary Shares, which shall only be entitled to participate pro rata in proceeds once a threshold of £18,500,000 of net proceeds of the return of capital has been achieved by Devonshire Equity Partners II-B LP.

2 Dividends

Although they carry no right to a fixed dividend, the balance of any profits available for distribution which Ironman 1 elects to distribute shall be payable amongst the holders of Ironman 1 A Ordinary Shares and Ironman 1 B Ordinary Shares on a pari passu basis as if the same constituted the class.

The Ironman 1 C Ordinary Shares shall only be entitled to participate pro rata in dividends once a return of £18,500,000 to Devonshire Equity Partners II-B L.P from the Ironman Group has been achieved by Devonshire Equity Partners II-B L.P..

3 Voting

Each Ironman 1 A Ordinary Share and each Ironman 1 B Ordinary Share shall entitle its holder to receive notice of, attend and vote at any general meeting of Ironman 1.

The Ironman 1 C Ordinary Shares carry no voting rights.

4 Transfers of Ironman 1 B Ordinary Shares and Ironman 2 Loan Notes

Rollover Units are stapled units. Accordingly no holder of Ironman 1 B Ordinary Shares shall be entitled to sell or transfer all or any part of the Ironman 1 B Ordinary Shares except to permitted transferees such as family and family trusts as set out in the Ironman Articles of Association unless such holder of Ironman 1 B Ordinary

Shares also transfers to the same transferee the same proportion of Ironman 2 Loan Notes as is necessary in order to transfer a Rollover Unit.

Rollover Units are not freely transferable and the holders are not permitted to transfer their Rollover Units unless the transfer falls within a defined list of permitted transfers.

The Rollover Units are transferable:

(a) in accordance with certain permitted transfer provisions regarding transfers to certain family members, family trusts and other holders of Rollover Units;

(b) to the Majority Investor (being the holder of a majority of the Ironman 1 A Ordinary Shares);

(c) in accordance with the tag along rights described in paragraph 5 below;

(d) in accordance with the drag along rights described in paragraph 6 below;

(e) in accordance with the pre-emption round rules set out in the Ironman Articles of Association (as summarised in paragraph 7 below); and

(g) in accordance with applicable securities laws.

5 Right to Tag-Along

Any proposed transfer of Ironman 1 B Ordinary Shares resulting in the transferee (other than the New Investor) holding greater than 50 per cent. of the fully diluted share capital of Ironman 1 shall trigger a tag-along right for holders of Ironman 1 A Ordinary Shares and Ironman 1 B Ordinary Shares who have the right to receive the identical offer price and payment terms in respect of all shares held by such holder (unless the acquisition is a permitted transfer).

6 Drag-Along

If the holders of a majority of the equity share capital of Ironman 1 (including the holders of the Ironman 1 A Ordinary Shares) wish to transfer all of their interests in shares in Ironman 1, they shall be entitled to trigger a drag-along, being an obligation on the remaining shareholders to sell, on the same terms and conditions as the other holders of shares who are triggering the drag along right (save that, in the case of the Ironman 1 C Ordinary Shares, the price payable shall be calculated in accordance with the provisions of paragraph 1 above).

7 Pre-emption

An Ironman 1 B Ordinary Shareholder who wishes to transfer Ironman 1 B Ordinary Shares to a third party who is not a permitted transferee must have the identity of such third party and the price per Ironman 1 B Ordinary Share approved by the Transfer Committee (as defined in the Ironman Articles of Association) in advance. The Transfer Committee may require that the Ironman 1 B Ordinary Shares are offered to: (i) the other Ironman 1 A Ordinary Shareholders and Ironman 1 B Ordinary Shareholders on a pre-emption round or (ii) an employee benefit trust prior to, or if the Transfer Committee rejects the suitability of the third party, in exclusion to, the third party. Ironman 1 B Ordinary Shareholders may transfer all but not part of the Ironman 1 B Ordinary Shares they own.

Appendix III
Information relating to the Ironman Group

1 Introduction

Ironman 1 owns the entire issued share capital of Ironman 2. This Appendix sets out details relating to Ironman 1 and Ironman 2.

2 Directors

The Directors of Ironman 1 and Ironman 2 comprise, in each case:

Sebastian McKinlay; and

Stephen Findlay.

3 Incorporation and registered offices

Ironman 1 was incorporated as a private company limited by shares in England and Wales on 5 March 2008 under the name Ironman 1 Limited. The registered office of Ironman 1 is at One South Place, London EC2M 2WG and its registered number is 6525061.

Ironman 2 was incorporated as a private company limited by shares in England and Wales on 6 March 2008 under the name Ironman 2 Limited. The registered office of Ironman 2 is at One South Place, London EC2M 2WG and its registered number is 6526407.

4 Share and loan capital, and funding arrangements

(a) ***Current share capital of Ironman 1 and Ironman 2***

Ironman 1

Ironman 1 was incorporated with an authorised share capital of £100 divided into 100 ordinary shares of £1 each. On 13 March 2008 each ordinary share was subdivided in 100 ordinary shares of £0.01 each and 5,000, 4,000 and 1,000 ordinary shares were redesignated as A Ordinary Shares of £0.01 each, B Ordinary Shares of £0.01 each and C Ordinary Shares of £0.01 each respectively. The 100 A Ordinary subscriber shares were transferred to Devonshire Equity Partners II-B L.P. on 13 March 2008. Devonshire Equity Partners II-B L.P. holds such subscriber shares.

The precise details of the shareholders and their respective shareholdings of Ironman 1 following the Offer becoming wholly unconditional will depend on Complinet Shareholder elections under the Mix and Match Election.

Save as disclosed above and save for the initial transfer of the subscriber shares to Devonshire Equity Partners II-B L.P., there have been no transfers or allotments of shares in Ironman 1 since its incorporation.

Ironman 2

As at the date of this document, Ironman 2 is a wholly owned subsidiary of Ironman 1.

Ironman 2 was incorporated as a direct subsidiary of Ironman 1 with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which 1 share of £1 is held by Ironman 1.

(b) ***Funding arrangement***

Pursuant to the Ironman Investment Agreement, the New Investor has agreed to subscribe up to £9,250,000 in cash for Ironman 1 A Ordinary Shares of £0.01 with £0.99 share premium and £9,250,000 in nominal amount of Ironman 2 Loan Notes each of £1 per value. This will be applied toward satisfaction of the full amount of the Initial Cash Payment under the Offer (taking into account the maximum level of elections for Rollover Units set out in the irrevocable undertakings received as at today's date). The balance will be used to repay debt and to pay fees and expenses of the Offer.

5 Warranty Deed

Under the Warranty Deed, the Senior Management members give a number of warranties to Ironman 1 in connection with the Offer. The warranties relate to, amongst other things: (i) title to the Warrantors' Complinet Shares; (ii) ownership of companies within the Complinet Group; (iii) potential liabilities within the Complinet Group; and (iv) the Complinet Group's assets.

The aggregate liability of the Warrantors in respect of all claims brought by Ironman 1 under the Warranty Deed shall not exceed £2,000,000.

As previously stated, Shareholders are entitled to adhere to the Warranty Deed by completing Box 9 of the Form of Acceptance. Shareholders should note that it is not a term of the sale of their Complinet Shares that they adhere to the Warranty Deed. In addition, Shareholders should note that by adhering to the Warranty Deed they will be partially liable for any successful warranty claim made by Ironman 2. There is no disadvantage to a Shareholder if he or she does not adhere to the Warranty Deed.

6 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been or are to be entered into by the Ironman Group since its incorporation and are or may be material:

(a) the Ironman Investment Agreement summarised in paragraph 5 of this Appendix III; and

(b) the Warranty Deed summarised in paragraph 9 of this Appendix III.

7 Structure of the Ironman Group post Offer



Complinet Shareholders taking Rollover Units
Management
Devonshire Equity Partners II-B L.P.
Ironman 1
Ironman 2
Complinet

Appendix IV

Additional Information

Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the offices of the Company at Vintners' Place, 68 Upper Thames Street, London EC4V 3BJ until the earlier of the First Closing Date and the Lapse Date:

(a) the Memorandum and Articles of Association of Ironman 1;

(b) the Memorandum and Articles of Association of Complinet;

(c) the irrevocable undertakings to accept the Offer referred to in paragraph 5 of Part I of this document;

(d) this document and the Form of Acceptance;

(e) the Warranty Deed;

(f) the Ironman Investment Agreement;

(g) the Ironman 2 Loan Note Instrument;

(h) the Ironman 2 Flip-up Loan Note Instrument; and

(i) the Ironman 2 Rollover Loan Note Instrument.

Appendix V
Pro Forma Invoiced Sales and Cash EBITDA Margin Statements

Part A

To: The Complinet Shareholders Representative

Date:

Dear Sir

Recommended Offer for the issued share capital of Complinet Group Limited dated 15 March 2008 (the "Offer")

We refer to paragraph 6 of Part B of Appendix I of the Offer and are writing to confirm that the amount of the Invoiced Sales is x

Yours faithfully

for and on behalf of Ironman 2 Limited

Part B

To: The Complinet Shareholders Representative

Date:

Dear Sir

Recommended Offer for the issued share capital of Complinet Group Limited dated 15 March 2008 (the "Offer")

We refer to paragraph 6 of Part B of Appendix I of the Offer and are writing to confirm that the amount of the Cash EBITDA Margin is x

Yours faithfully

for and on behalf of Ironman 2 Limited

Appendix VI
Definitions

"2008 Earn Out Payment, 2009 Earn Out Payment and 2010 Earn Out Payment"	the additional cash consideration payable on each Complinet Share determined and calculated in accordance with paragraph 6 of Part B of Appendix I;
"Acceptance Condition"	has the meaning given in paragraph 5 of Part II of this document;
"Associate"	(a) (in relation to an individual): (i) a relative that is that individual's issue, step-child, spouse, civil partner, brother, sister or parent; or (ii) a company which is, or may be, directly or indirectly controlled (within the meaning given in section 840 Income and Corporation Taxes Act 1988 by that individual or a relative (as defined in (i) above), of that individual, or by two or more of them; and (b) (in relation to a company) a subsidiary undertaking or parent undertaking of that company, and any other subsidiary undertaking of any parent undertaking of the Company, "parent undertaking" and "subsidiary undertaking" having the same meanings as in section 258 Companies Act;
"Available Cash Units"	has the meaning given to it in paragraph 2 of Part B of Appendix I;
"Available Rollover Units"	has the meaning given to it in paragraph 2 of Part B of Appendix I;
"BLP Client Account"	the account held by Berwin Leighton Paisner LLP of Adelaide House, London Bridge, London EC4R 9HA with Barclays Bank PLC, 54 Lombard Street, London EC3P 3AH with sort code 20-65-82 and account number 50089753;
"Board"	the board of directors of the Company, from time to time;
"Business Day"	a day of the week other than a Saturday, Sunday or a day upon which banks are generally closed for business in England and Wales;
"Cash Election"	as defined in paragraph 2.4 of Part B of Appendix I;
"Cash Unit"	the Initial Cash Payment and the Deferred Cash Payments;
"Companies Act"	the Companies Act 1985, and the provisions of the Companies Act 2006 to the extent in force;

"Completion"	completion of the Offer in accordance with its terms;
"Complinet" or the "Company"	Complinet Group Limited, a company incorporated in England and Wales with registered number 3883553;
"Complinet Group"	Complinet, and any subsidiary or subsidiary undertaking of Complinet, from time to time;
"Complinet Shareholders' Representative"	the person appointed, from time to time, as the representative of the Complinet Shareholders under Part B of Appendix I of this document, initially being Martin Young;
"Complinet Shareholder" or **"Shareholder"**	has the meaning given to it in paragraph C of Part B of Appendix I to this Offer;
"Complinet Shares"	the Ordinary Shares in the capital of the Company in issue as at the date of this Offer;
"Consideration"	the amount per Complinet Share as determined by reference to paragraph 2 of Part II of this document;
"Deferred Cash Payment"	the 2008 Earn Out Payment, the 2009 Earn Out Payment and the 2010 Earn Out Payment (in each case to the extent payable) (each a **"Deferred Cash Payment"**);
"Deferred Cash Payment Election Facility"	has the meaning given to it in paragraph 11.5 of Part II;
"EBITDA"	Earnings Before Income Tax Depreciation and Amortisation;
"Fidelity"	Devonshire Equity Partners II-B L.P. trading as Fidelity Fidelity Private Equity;
"First Closing Date"	3.00 p.m. London time on 4 April 2008;
"Form of Acceptance"	the form of acceptance of the Offer;
"Initial Cash Payment"	an initial cash amount of £38.67257 per Complinet Share;
"Initial Cash Payment Election"	an election for Ironman 2 Rollover Loan Notes as set out in paragraph 11.4 of Part II;
"Initial Cash Payment Election Facility"	has the meaning given to it in paragraph 11.4 of Part II;
"Invoiced Sales"	has the meaning given to it in paragraph 5 of Part B of Appendix I;
"Ironman 1"	Ironman 1 Limited, a company incorporated in England and Wales with registered number 6525061;

"Ironman 1 A Ordinary Shares"	A ordinary shares of £0.01 each in the capital of Ironman 1;
"Ironman Articles of Association"	the articles of association of Ironman 1 to be adopted by written resolution on the First Closing Date;
"Ironman 1 B Ordinary Shares"	B ordinary shares of £0.01 each in the capital of Ironman 1 (and Ironman 1 B Ordinary Shareholder means a holder of any of them);
"Ironman 1 C Ordinary Shares"	C ordinary shares of £0.01 each in the capital of Ironman 1;
"Ironman Group"	Ironman 1, and any subsidiary or subsidiary undertaking of Ironman 1 from time to time;
"Ironman Investment Agreement"	the investment agreement dated the date of this document between the New Investor and the Managers as defined therein, relating to the Ironman Group;
"Ironman 1 Shares"	the Ironman 1 A Ordinary Shares, the Ironman 1 B Ordinary Shares and the Ironman 1 C Ordinary Shares;
"Ironman 2"	Ironman 2 Limited, a company incorporated in England and Wales with registered number 6526407;
"Ironman 2 Deferred Consideration Loan Note Instrument"	a loan note instrument to be executed by Ironman 2 constituting the Ironman 2 Deferred Consideration Loan Notes;
"Ironman 2 Deferred Consideration Loan Notes"	the loan notes constituted by the Ironman 2 Deferred Consideration Loan Notes;
"Ironman 2 Flip-up Loan Note Instrument"	a loan note instrument to be executed by Ironman 2 constituting the Ironman 2 Flip-up Loan Notes;
"Ironman 2 Flip-up Loan Notes"	up to £15,847,036.4727 loan notes constituted by the Ironman 2 Flip-up Loan Note Instrument;
"Ironman 2 Loan Note Instrument"	a loan note instrument to be executed by Ironman 2 constituting the Ironman 2 Loan Notes;
"Ironman 2 Loan Notes"	loan notes constituted by the Ironman 2 Loan Note Instrument;
"Ironman 2 Rollover Loan Note Instrument"	a loan note instrument to be executed by Ironman 2 constituting the Ironman 2 Rollover Loan Notes;
"Ironman 2 Rollover Loan Notes"	loan notes constituted by the Ironman 2 Rollover Loan Note Instrument;
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003;

"Lapse Date"	3.00 p.m. 5 April 2008;
"Leakage"	any of the following which occur after 30 September 2007 but on or before Completion:

(a) any dividend, or distribution declared, paid or made by any Complinet Group member other than to another Complinet Group member;

(b) any payments made (or future benefits granted) (including management fees) by any Complinet Group member to (or assets transferred or surrendered to or liabilities assumed, indemnified, or incurred for the benefit of) any of the Complinet Shareholders or any of their Associates or for the direct or indirect benefit of any of them (including any payment or accrual of interest, any professional advisors' costs relating to the sale of the Complinet Shareholders' shares or the Offer made or agreed to be made by any Complinet Group member);

(c) any payments made by any Complinet Group member other than to another Complinet Group member in respect of any loan capital or share capital or other securities of any Complinet Group member being issued, redeemed, purchased or repaid, or any other return of capital;

(d) the waiver by any Complinet Group member of any amount owed to that Complinet Group member by any of the Complinet Shareholders or any of their Associates;

(e) the borrowing of any monies by any Complinet Shareholder;

(f) the agreement or undertaking by any Complinet Group member to do any of the matters set out in (a) to (e) above;

(g) any tax becoming payable by any Complinet Group member as a consequence of any of the matters referred to in (a) to (f) above,

but excluding any monies paid to any Complinet Shareholder, including VAT thereon, in his capacity as a director, employee or consultant by way of directors fees or benefits, employee remuneration or benefits, consultant's fees or director's, employee's or consultant's expenses in each case properly paid in accordance with the terms of his employment, appointment or consultancy and in accordance with past practice;

"Mix and Match Election"	as defined in paragraph 3 Part II;
"New Investor"	Devonshire Equity Partners II-B L.P.;
"Offer"	the offer by Ironman 2 to acquire all of the Complinet Shares from the Shareholders as set out in paragraph 2 of Part II of this document;
"Offer Period"	the period commencing on 15 March 2008 and ending on the Lapse Date;
"Option Holder"	the holders of any Options;
"Option Schemes"	any option granted by Complinet pursuant to the 2001 Share Option Plan or the 2005 Enterprise Management Incentive Plan (or, in either case, any similar plan), whether held by an employee or otherwise;
"Options"	as granted under the Option Schemes;
"Ordinary Shares"	the ordinary shares of £0.01 in the capital of Complinet (and Ordinary Shareholder means a holder of any of them);
"Rollover Election"	an election under the Mix and Match Election made by Complinet Shareholders for Rollover Units in lieu of their basic entitlement;
"Rollover Unit"	a unit of one Ironman 2 Flip-up Loan Note and one Ironman 2 Loan Note;
"Sale or Listing"	any of: (a) the sale of any interest in the shares of Ironman 1 to any person or group (whether in one transaction or a series of transactions) resulting in that person or group alone or together with persons acting in concert with such person or group (as a defined by the City Code on Takeovers and Mergers) holding the right to exercise 50 per cent or more of the voting rights at any general meeting of Ironman 1; or (b) the sale of the whole (or substantially the whole) of the assets and undertakings of Ironman 1; or (c) the admission of any of Ironman 1's equity shares to trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with paragraph 2.1 of the London Stock Exchange's Admission and Disclosure Standards, or (d) the grant of permission for the dealing in any of Ironman 1's equity shares on any other public securities market (including the Alternative Investment Market of the London Stock Exchange or any successor market)

	becoming effective, whether effected by way of an offer for sate, a new issue of shares, an introduction, a placing or otherwise;
"Security Interest"	includes any mortgage, charge, pledge, lien, encumbrance, hypothecation or assignment or any other agreement or arrangement having the effect of conferring security;
"Share Election"	an election by a Complinet Shareholder to exchange Ironman 2 Flip-up Loan Notes for Ironman 1 B Ordinary Shares;
"Senior Management"	Christopher Pilling, Alex Viall and Nicholas Roberts;
"Squeeze-Out Provisions"	the compulsory purchase provisions of sections 974 to 982 of the Companies Act 2006;
"Target Period"	12 month periods to which Invoiced Sales relate;
"Warrant Holder"	the holders of warrants issued pursuant to the Warrant Instrument;
"Warrant Instruments"	the instruments by way of deed polls constituting the Warrants issued by Complinet dated 18 July 2005 and 6 December 2007;
"Warrants"	the Warrants created by and defined in the Warrant Instruments;
"Warranty Deed"	the deed of warranty dated the date of this document between the Senior Management and Ironman 1 relating to the warranties given to Ironman 1; and
"Warrantors"	the Senior Management members and any other shareholder who elects to adhere to the Warranty Deed when accepting the Offer.

EXHIBIT 2

POWER OF ATTORNEY

We, IRONMAN 2 LIMITED, a company duly incorporated under the laws of England, whose registered office is One South Place, London EC2M 2WG, HEREBY IRREVOCABLY NOMINATE, CONSTITUTE AND APPOINT BROOKE ABLON (the "**Attorney**") acting as our true and lawful attorney-in-fact and agent with power to execute and deliver, on our behalf, in connection with the tender offer for Complinet Group Limited, the Form CB Tender Offer Notification Form and the Form F-X Appointment of Agent for Service of Process and Undertaking, together with any amendments or related or ancillary documents or supplements thereto, in Ironman 2 Limited's name and on Ironman 2 Limited's behalf and to take such other action as Attorney shall consider necessary or desirable in connection therewith.

This power of attorney shall be governed by, and construed in accordance, with the laws of England.

In WITNESS whereof IRONMAN 2 LIMITED has caused this Power of Attorney to by duly executed on this 14 day of March 2008.

Signed and delivered as Deed
IRONMAN 2 LIMITED by:

Name: STEPHEN FINDLAY
Title: VICE PRESIDENT

Name: SEBASTIAN MCKINLAY
Title: PARTNER

LO1:\700162\01\F08Y01!.DOC\45188.0011

END